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                                                August 23, 2005




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0303
Attention:      Larry Spirgel
                Assistant Director

                Re:     Satelites Mexicanos, S.A. de C.V.
                        Form 20-F for the Year Ended December 31, 2004 Filed June 30, 2005
                        Commission File No. 333-8880

Dear Mr. Spirgel:

On behalf of Satelites Mexicanos, S.A. de C.V. (the "Company"), we respectfully inform the staff of the Securities and Exchange Commission (the "SEC" or the "Commission"), as per its comment letter dated August 9, 2005 (the "Comment Letter") related to the Company's Form 20-F for the year ended December 31, 2004, that the Company intends to provide a response to the Comment Letter no later than August 26, 2005. Please confirm that our proposal is acceptable to the Commission. Thank you.

Should you have any questions about this letter, please feel free to contact the undersigned at (650) 739-7034.

                                                Sincerely yours,

                                                /s/Marcelo A. Mottesi
                                                Marcelo A. Mottesi


cc:     Nicole Holden, Staff Accountant
        Dean Suehiro, Senior Staff Accountant
        Cynthia Pelini, Satelites Mexicanos, S.A. de C.V.
        James Primus, Deloitte & Touche